

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-Mail
Mr. SungHwan Cho
Chief Financial Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue
Suite 4700
New York, New York 10153

> **Re: Icahn Enterprises L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 000-13468**
>
> **Icahn Enterprises Holdings L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-118021-01**

Dear Mr. Cho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

Energy, page 101

1. We note the disclosure on page 101 indicating that your Energy segment assesses its operating performance by comparing its refining margin against an industry refining margin benchmark and that refining margin is calculated as net sales minus costs of

goods sold, exclusive of certain direct operating expenses and depreciation and amortization. We also note your discussion on page 101 and 102 indicating that refining margin is a non-GAAP measure that you believe is important to investors in evaluating the performance of your Energy segment's refineries as a general indication of the amount above your Energy segment's costs of product sold that it is able to sell refined products. We further note from your discussion on page that refining margin per barrel of crude oil throughput for the petroleum business was $28.39 for the period from May 5, 2012 through December 31, 2012 and refining margin adjusted for FIFO impact for CVR's petroleum business was $19.41 for the period May 5, 2012 through December 31, 2012. As the measure's "refining margin per barrel of crude oil" and "refining margin adjusted for FIFO impact" both appear to represent non-GAAP measures, please revise your disclosure of these measures to comply with the guidance outlined in Item 10(e) of Regulation S-K. In this regard, please revise your disclosure to provide a reconciliation of each measure to the most comparable US GAAP measure. In addition, please revise to explain why you believe the measure "refining margin adjusted for FIFO impact" is useful to potential investors. The disclosure of this measure included on page 62 of your Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 should be similarly revised.

Income Tax Expense, page 110

2. We note from the discussion on page 110 that Icahn Enterprises and Icahn Enterprises Holdings recognized an income tax benefit of $81 million on pre-tax income from continuing operations of $646 and $647 million, respectively during 2012 versus income tax expense of $34 million during 2011. Please tell us and revise MD&A to explain in further detail why the Company recognized an income tax benefit during 2012 on its pre-tax earnings versus the recognition of an income tax expense during 2011.

Icahn Enterprises L.P. and Subsidiaries
Icahn Enterprises Holdings L.P. and Subsidiaries
Notes to Consolidated Financial Statements
Note 9. Goodwill and Intangible Assets, Net

3. We note from the disclosure on page 188 that in connection with the CVR Energy acquisition, the Company recognized a customer relationship intangible aggregating $340 million with a useful life of twenty years. Please tell us and revise the notes to your financial statements to explain the method and significant assumptions that were used to calculate or determine the fair value of this customer relationship intangible. In a related matter, please also explain how you determined that a useful life of twenty years was appropriate for purposes of amortizing this customer relationship intangible to expense. Your response should clearly explain why you believe the customer relationships acquired in this acquisition transaction will continue to produce cash flows for a period of 20 years.

Note 12. Compensation Arrangements, page 198

4. We note the disclosure on page 199 indicating that in connection with your acquisition of a controlling interest in CVR on May 4, 2012, a modification of outstanding awards under CVR's long-term incentive plan occurred. We further note that as a result of the modifications, additional share-based compensation of $12 million was incurred to revalue the awards to fair value upon the date of modification. With regards to the modifications that occurred, please revise to disclose the number of awards that were modified as a result of the acquisition transaction and explain how the additional share-based compensation of $12 million that was recognized as a result of the modifications was calculated or determined.

Additional Information Regarding Executive Compensation, page 247

5. We note from the disclosure in the table on page 247 that the Company granted stock options with a grant date fair value of $2,136,332 to Daniel A Ninivaggi, President and Chief Executive Officer during 2010. We also note from the disclosures on page 250 and elsewhere in the Form 10-K that pursuant to the 2012 Ninivaggi Employment Agreement, these options were terminated effective October 12, 2012 and rendered null and void. Please tell us why the nature and terms of the options granted to this officer and the amount of expense recognized in connection with the option grant, as well as the assumptions used to determine the fair value of the option grant, were not disclosed in the Company's financial statements pursuant to the guidance outlined in ASC 718-10-50. Similarly, please tell us and revise the notes to your financial statements to disclose the accounting treatment used to reflect the cancellation of the options during 2012.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013
Note 16. Other (Loss) Income, Net

6. We note the disclosure in Note 16 indicating that in the first quarter of 2013, your Automotive segment recorded a loss on discontinued operations of $47 million related to the disposal of a certain business. We also note that because the financial results from the disposal of this business was not material to your consolidated financial statements you did not reflect the disposition of this business as a discontinued operation in either the current period or on a retrospective basis. With regards to the operations disposed, please explain in further detail the nature of the operations that were disposed of by the Automotive segment during the first quarter of 2013 and explain in further detail why you do not believe the disposal of the business was material to your consolidated financial statements. As part of your response, please provide us quantified information regarding the revenues and expenses associated with this business during the last three fiscal years and the interim periods presented in your financial statements supporting your conclusion that these operations were not material to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief